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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of January

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By: /s/ Leonard Fertig
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    Leonard Fertig
    Chief Executive Officer


Date:  January 30, 2006

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  FUTUREMEDIA PARTNERS WITH WASTE FACILITIES AUDIT ASSOCIATION TO CREATE ONLINE
                  TRAINING COURSE ON EFFECTIVE WASTE MANAGEMENT

    BRIGHTON, England, Jan. 30 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced it has launched an online training course on Effective Waste Management for the Waste Facilities Audit Association (WFAA).

    The Effective Waste Management course represents the first in a series of e-learning courses available from Futuremedia covering environmental best practices. The concept was created with support and investment from members of the WFAA and is aimed at making WFAA member company employees aware of how their actions can have a direct impact on the environment as well as corporate costs.

    WFAA members represent a range of industries with a specific interest in responsible waste management, including GlaxoSmithKline, BP, Johnson & Johnson, General Electric, National Grid, Merck, IBM, Pfizer and DuPont. All WFAA members were offered the opportunity to invest in the course development in return for licences granting enterprise-wide access to the training. A number of the WFAA members have taken advantage of this opportunity and are in the process of rolling out the training course to employees.

    Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "This course is the first in a series of customized modules that we are developing on behalf of the WFAA and demonstrates Futuremedia's value as an e-learning resource."

    About Futuremedia:

    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    About the WFAA:

    The Waste Facilities Audit (WFAA) was formed in 1993 principally in response to tightening legal environmental requirements, increased cost of waste disposal and increased public and corporate expectation. The WFAA is a non-profit making association of companies who in the course of their normal business activities generate Waste. Further information on the activities of the WFAA can be found on http://www.wfaa.net

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from the waste management course, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new agreements and contracts such as the waste management project (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             01/30/2006
    /CONTACT: US - Mike Smargiassi or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com, all for Futuremedia plc/
    /Web site:  http://www.futuremedia.co.uk
                http://www.wfaa.net /
    (FMDAY)

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